EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Second Quarter of 2022 and Declares a Quarterly Cash Dividend
MONACO - August 3, 2022 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended June 30, 2022.
The Company also announced that on August 3, 2022 its Board of Directors declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
The Company’s results for the three and six months ended June 30, 2022 include the impact of Seajacks International Limited’s (“Seajacks”) earnings, which was acquired on August 12, 2021. Since the completion of the acquisition, the operations of the Company are primarily those of Seajacks as the Company completed its exit from the dry bulk sector of the shipping industry in July 2021.
Results for the Three and Six Months Ended June 30, 2022 and 2021
•For the second quarter of 2022, the Company’s GAAP net income was $52.7 million, or $1.36 per diluted share, including a gain of approximately $28.3 million and cash dividend income of $0.2 million, or $0.73 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. (NYSE: STNG).
•Total revenues for the second quarter of 2022 were $61.3 million, compared to $37.7 million for the same period in 2021. Second quarter 2022 revenues consisted primarily of revenues generated by the Seajacks Scylla which was continuing its transportation and installation services for an offshore wind farm project in Taiwan, the Seajacks Zaratan which commenced work on the Akita project, the performance of maintenance on offshore gas production platforms in the North Sea by all three of the NG2500Xs as well as the recognition of claims made on projects which were completed in 2021, and consultancy revenue.

•Vessel operating costs and project costs were driven by increased fuel costs, as well as crewing and catering due to higher utilization rates. Fuel and catering costs are typically recharged to clients but reported gross in both revenues and vessel operating costs.

•For the second quarter of 2021, the Company’s GAAP net income was $13.0 million, or $1.19 per diluted share, including (i) a gain on vessels sold of approximately $6.5 million, or $0.59 per diluted share, which was primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) (NASDAQ: SBLK) and Eagle Bulk Shipping Inc. (“Eagle”) (NASDAQ: EGLE) received as a portion of the compensation for the purchase of certain of our vessels; (ii) the write-off of $3.3 million, or $0.30 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and (iii) a gain of approximately $13.0 million and cash dividend income of $0.2 million, or $1.21 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as part of the consideration for the sales of vessels to these counterparties.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the second quarter of 2022 was $60.2 million and EBITDA for the second quarter of 2021 was $19.7 million (see Non-GAAP Financial Measures below).
•For the first half of 2022, the Company’s GAAP net income was $56.9 million, or $1.46 per diluted share, including a gain of approximately $46.8 million and cash dividend income of $0.4 million, or $1.22 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Total revenues for the first half of 2022 were $83.7 million compared to $97.5 million for the same period in 2021. First half 2022 revenues were generated by the same projects as in the second quarter of 2022.

•For the first half of 2021, the Company’s GAAP net income was $54.9 million, or $5.03 per diluted share, including (i) a gain on vessels sold of approximately $22.0 million, or $2.01 per diluted share, which was primarily the result of an increase in the fair value of common shares of Star Bulk and Eagle received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle; (ii) the write-off of $7.0 million, or $0.64 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and (iii) a gain of approximately $28.8 million and cash dividend income of $0.4 million, or $2.68 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as a portion of the consideration for the vessel sales to these counterparties.
•EBITDA for the first half of 2022 was $74.4 million and EBITDA for the first half of 2021 was $71.7 million (see Non-GAAP Financial Measures below).
Liquidity
As of July 29, 2022, the Company had approximately $45.3 million of unrestricted cash and $14.5 million of restricted cash. The Company also continues to hold approximately 2.16 million common shares of Scorpio Tankers Inc. (NYSE: STNG).
Newbuildings
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering (“DSME”) for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $65.4 million has been paid. The vessels are expected to be delivered in the third quarter of 2024 and second quarter of 2025. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	DSME1	DSME2
Q3 2022 (2)	$—	$—
Q4 2022	33,036	—
Q1 2023	—	—
Q2 2023	—	—
Q3 2023	33,036	32,441
Q4 2023	33,036	—
Q1 2024	—	—
Q2 2024	—	32,441
Q3 2024	198,217	32,441
Q4 2024	—	—
Q1 2025	—	—
Q2 2025	—	194,644
Total	$297,325	$291,967
(1) These are estimates only and are subject to change as construction progresses.
(2) Relates to payments expected to be made from August 4, 2022 to September 30, 2022.
Fleet
The Company has identified the NG 2500Xs as non-core assets and is initiating a process through which it determines how to best monetize these assets.
Debt Overview
The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of June 30, 2022 and July 29, 2022, are as follows (dollars in thousands):

	As of June 30, 2022	As of July 29, 2022
Credit Facility	Amount Outstanding
$175.0 Million Credit Facility	$71,875	$71,875
Total	$71,875	$71,875

$175.0 Million Credit Facility

In May 2022, the Company closed the previously announced $175.0 Million Credit Facility and drew down the entire $75.0 million term loan and approximately $30.0 million under the revolving loans. The $30.0 million under the revolving loans was subsequently repaid in June 2022.

Approximately $16.2 million of performance bonds were issued under the letter of credits available under this facility.

Simultaneous to the drawdown in May 2022, the Company repaid the amounts outstanding under the $60.0 Million ING Revolving Credit Facility and the $70.7 Million Redeemable Notes.

$60.0 Million ING Revolving Credit Facility

In May 2022, the Company repaid the $25.0 million outstanding and cash collateralized the performance bonds issued under this facility and terminated this facility.

$70.7 Million Redeemable Notes

In May 2022, the Company repaid the $53.0 million outstanding and terminated this facility.

Performance Bonds

As of July 29, 2022, performance bonds were issued on behalf of the Company for $16.2 million, under the $175.0 Million Credit Facility, and approximately $14.5 million, which was cash collateralized.

Quarterly Cash Dividend
In the second quarter of 2022, the Company’s Board of Directors declared, and the Company paid, a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On August 3, 2022, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 15, 2022, to all shareholders of record as of August 19, 2022. As of August 3, 2022, 40,738,704 common shares were outstanding.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Although by 2021, many of these measures were relaxed, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy may continue and our operations and cash flows may be negatively impacted. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
Conflict in Ukraine

As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue:
Revenue	$61,282	$37,651	$83,720	$97,480
Operating expenses:
Voyage expenses	—	8,502	—	14,582
Vessel operating and project costs	18,800	8,240	36,852	23,850
Charterhire expense	—	17,366	—	29,346
Vessel depreciation	6,226	—	12,460	—
General and administrative expenses	11,041	5,134	21,056	12,719
Gain on vessels sold	—	(6,452)	—	(21,984)
Total operating expenses	36,067	32,790	70,368	58,513
Operating income	25,215	4,861	13,352	38,967
Other income (expense):
Interest income	12	31	11	39
Income from equity investments	28,512	13,246	47,197	29,217
Foreign exchange (loss) income	(1,931)	(68)	(2,321)	3
Financial expense, net	(679)	(5,057)	(1,952)	(13,350)
Total other income, net	25,914	8,152	42,935	15,909
Income before income tax provision	51,129	13,013	56,287	54,876
Income tax benefit	(1,599)	—	(589)	—
Net income	$52,728	$13,013	$56,876	$54,876

Earnings per share:
Basic	$1.36	$1.22	$1.47	$5.16
Diluted	$1.36	$1.19	$1.46	$5.03

Basic weighted average number of common shares outstanding	38,825	10,626	38,811	10,628
Diluted weighted average number of common shares outstanding	38,844	10,921	38,827	10,907

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$26,038	$153,977
Restricted cash	15,008	—
Accounts receivable	52,183	21,603
Inventories	5,093	5,846
Prepaid expenses and other current assets	5,798	4,769
Contract fulfillment costs	8,505	3,835
Total current assets	112,625	190,030
Non-current assets
Vessels, net	532,316	544,515
Vessels under construction	71,629	36,054
Equity investments	74,374	27,607
Intangible assets	4,518	4,518
Other assets	4,623	4,549
Total non-current assets	687,460	617,243
Total assets	$800,085	$807,273

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$11,975	$87,650
Contract liabilities	23,079	12,275
Corporate income tax payable	1,300	4,058
Accounts payable and accrued expenses	21,473	27,180
Total current liabilities	57,827	131,163
Non-current liabilities
Bank loans, net	58,275	—
Redeemable notes	—	53,015
Other liabilities	3,849	2,751
Total non-current liabilities	62,124	55,766
Total liabilities	119,951	186,929
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of June 30, 2022 and December 31, 2021; outstanding 40,738,704 shares and 39,741,204 shares as of June 30, 2022 and December 31, 2021, respectively	1,134	1,124
Paid-in capital	2,060,862	2,057,958
Common shares held in treasury, at cost; 35,869 shares at June 30, 2022 and December 31, 2021	(717)	(717)
Accumulated deficit	(1,381,145)	(1,438,021)
Total shareholders’ equity	680,134	620,344
Total liabilities and shareholders’ equity	$800,085	$807,273

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Six Months Ended June 30,
	2022	2021
Operating activities
Net income	$56,876	$54,876
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Restricted share amortization	3,713	3,526
Vessel depreciation	12,460	—
Amortization of deferred financing costs	132	652
Write-off of deferred financing costs	—	7,028
Loss (gain) on asset disposal / vessels sold	896	(19,598)
Net unrealized gains on investments	(46,767)	(28,786)
Dividend income on equity investment	(431)	(431)
Drydocking expenditure	(504)	(3,443)
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(30,580)	8,614
Decrease in inventories	753	—
(Increase) decrease in prepaid expenses and other assets	(4,687)	24,610
Increase (decrease) in accounts payable and accrued expenses	6,195	(27,163)
Decrease in taxes payable	(2,758)	—
Net cash (used in) provided by operating activities	(4,702)	19,885
Investing activities
Sale of equity investment	—	63,377
Dividend income on equity investment	431	431
Proceeds from sale of assets held for sale	—	482,039
Payments on vessels under construction	(35,836)	(9,311)
Net cash (used in) provided by investing activities	(35,405)	536,536
Financing activities
Proceeds from issuance of long-term debt	130,000	—
Repayments of long-term debt	(198,790)	(367,105)
Common shares repurchased	—	(1,407)
Debt issuance costs paid	(3,235)	—
Dividends paid	(799)	(1,124)
Net cash used in financing activities	(72,824)	(369,636)
(Decrease) increase in cash and cash equivalents	(112,931)	186,785
Cash and cash equivalents, beginning of period	153,977	84,002
Cash and cash equivalents and restricted cash, end of period	$41,046	$270,787

Conference Call on Results:
A conference call to discuss the Company’s results will be held at 11:00 AM Eastern Daylight Time / 5:00 PM Central European Summer Time on August 3, 2022. Those wishing to listen to the call should dial 1 (877) 513-1694 (U.S.) or 1 (412) 902-4269 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 10169504. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/tbt2xx5p

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. This non-GAAP financial measure should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliation of EBITDA.
EBITDA (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands	2022	2021	2022	2021
Net income	52,728	13,013	$56,876	$54,876
Add Back:
Net interest expense	535	1,574	1,809	5,630
Depreciation and amortization (1)	8,523	5,087	16,305	11,206
Income tax benefit	(1,599)	—	(589)	—
EBITDA	$60,187	19,674	$74,401	$71,712
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com